Filed by Affiliated Computer Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.
Commission File No.: 1-12665

Xerox to Acquire Affiliated Computer Services Ursula Burns Chief Executive Officer, Xerox Larry Zimmerman Vice Chairman & CFO, Xerox Lynn Blodgett President and Chief Executive Officer, ACS  September 28, 2009 ACS  Xerox

Forward-Looking Statements This presentation contains forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of ACS will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of ACS; the risk that customer retention and revenue expansion goals for the ACS transaction will not be met and that disruptions from the ACS transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of Xerox’s Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009, Xerox’s 2008 Annual Report on Form 10-K and ACS’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Neither Xerox nor ACS assume any obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law. Xerox

Xerox to Acquire ACS Compelling financial combination with strong strategic opportunities for growth by leveraging: Xerox’s industry-leading document management, brand strength, global account management and R&D investments. ACS’s industry-leading BPO capabilities, process automation competencies and services talent management. Significant expense and revenue synergies Creates a new class of solutions provider with leading technology and expertise in document and business process management.

Transaction Overview Key Transaction Terms Xerox acquires 100% of ACS Class A and Class B common stock Consideration of approximately 70% stock and 30% cash ACS shareholders will receive 4.935 Xerox shares and $18.60 in cash for each Class A and Class B share Transaction includes refinancing of $2B of ACS debt Issuing $300M of convertible preferred stock to ACS Class B shareholder Approvals and Timing Regulatory and shareholder approval Closing expected in 1Q ‘10

Xerox + ACS: A New Class of Solutions Provider Evolving market demand… The lines between business process and document management are blurring Customers need service providers with global capabilities offering a full range of solutions Enterprises will continue to reduce costs through outsourcing …requires a new solutions provider World leader in document and business process management Global delivery network Best-in-class document technologies and services Leadership centered around the information needs of the business process Compelling customer value through innovative, differentiated offerings

ACS Today ACS is the largest worldwide diversified business process outsourcing company Diversified portfolio of BPO services Vertical focus on education, transportation, communication, healthcare, federal/ state/ local government, financial services, manufacturing, consumer goods and retail Strong revenue growth and margin performance through the recession Record business signings, revenue and earnings in fiscal 2009 Recurring revenue under long-term contracts Highly-regarded management team Leverageable technology platforms Consistent cash flow generation Culture of flexibility, responsiveness, reliability and integrity Note: ACS has a June 30th fiscal year end 1 See slide 17 for explanation of non-GAAP measures  Revenue and operating margin1 ($B) Revenue Operating margn 10.9% 10.6% 10.5% 10.5% $5.4 $5.8 $6.2 $6.5 2006 2007 2008 2009  Free cash flow1 generation ($M) FCF Revenue 3.9% 6.6% 8.4% 7.9% $208 $378 $518 $514 2006 2007 2008 2009

The combination of Xerox and ACS yields a strong financial model World leader in document and business process management Total Revenue Annuity Revenue Services Revenue Operating Margin Adjusted EPS CAGR1 Free Cash Flow1 $22B LTM ~80% total revenue $10B LTM Accelerated expansion Double digit growth $2B LTM, 8+% of revenue  Note: Combined Company on a pro forma basis, LTM – Last Twelve Months 1See slide 17 for explanation of non-GAAP measures

Complementary Businesses Significant scale $22B revenue Nearly 50% services Significant international expansion opportunities Significant cross-selling opportunities~20% customer overlap Xerox LTM 6/30 revenue ACS FY2009 revenue Combined Products/Services Segments Geographic Segments Equipment Sales $4.0B 25% Post Sale $12.0B 75% ITO $1.4B 21% BPO $5.1B 79% Equipment Sales $4.0B 18% Post Sale excl Services $8.8B 39% MPS $2.3B 10% BPO $6B 27% ITO $1.4B, 6% Other $2.1B 14% Europe $5.3B 33% U.S. $8.6B 53% Other $0.5B 8% U.S. $6.0B 92% Other $2.3B 10% U.S. $14.6B 65% Europe $5.6B 25%

Material Synergies Expense Synergies Overlapping public company costs Cross-deploy Xerox technology and ACS’s process expertise to increase automation and efficiency Revenue Synergies Penetrate Xerox global accounts with ACS’s BPO solutions Penetrate ACS ITO accounts with Managed Print Services offering Use Xerox technology to create new automated and differentiated BPO services Year 1 pre-tax cost synergies > $95M $300M to $400M in annualized pre-tax cost synergies in three years Synergy assumption includes cumulative $50M to $75M of restructuring costs over three years Additional cash benefits – $250M+ over 3 years Upside revenue synergy potential significantly higher than cost synergies Tangible and Achievable Synergies xerox

A Compelling Financial Profile Attractive Financial Model Enhanced profitability and growth profile Recurring, annuity business model Accelerated margin expansion Strong and consistent revenue and cash flow Opportunity for Value Creation Significant synergy potential arising from new revenue opportunities and operating efficiencies Enhancing revenue growth, operating margins, free cash flow and adjusted earnings in Year 1 Strong Balance Sheet Committed to maintaining investment grade rating Significant liquidity profile pro forma Approximately $1.0 billion to be financed through combined company cash and existing revolving credit agreement Approximately $3.0 billion to be financed in capital markets

A Powerful Value Proposition Transformational transaction that creates a new class of solutions provider Leverages the strengths of two best-in-class companies to create a global, diversified leader in providing document management and services Enhances Xerox’s strategic posture and positions the company for long-term growth, accelerated margin expansion and earnings appreciation Strong combined management team with commitment to equity appreciation to drive shareholder value

Supplemental Slides

Xerox Today Delivering on commitments Generating strong and consistent cash flow through a challenging environment Investing in growth and winning in the marketplace Maintaining operating margins in tough environment through disciplined cost management Delivering and maintaining strong balance sheet Revenue and operating margin1 ($B) Revenue Operating margin 9.0% 9.6% 10.0% 8.4% 7.4% $15.7 $15.9 $17.2 $17.6 $16.0 2005 2006 2007 2008 LTM Free cash flow1 generation ($B) FCF $ revenue 7.5% 8.3% 8.8% 6.9% 8.7% $1.2 $1.3 $1.5 $1.2 $1.3 2005 2006 2007 2008 2009E 1 See slide 17 for explanation of non-GAAP measures

ACS Diverse Service Offerings Commercial Solutions (~60% Revenue)  Commercial ITO 21%  Information Technology Outsourcing Data center outsourcing Network management services Desktop management & help desk Remote Infrastructure Management Commercial Services 20% Human Capital Management Services HR consulting: retirement, health & welfare, strategy, compensation, talent management HR outsourcing: employee service center, employee data management, payroll Total Benefit Outsourcing: record keeping, self-service portal, customer care Learning: technology services, content development, administration Commercial Ed & Financial Svcs Commercial Education: student loan servicing, student financial aid, enrollment management Financial Services: processing services to auto financing & leasing companies Finance & Accounting A/P, AR, general accounting, close process, procurement, treasury & cash management, expense reimbursement Transactional BPO 19% Communications & Consumer Goods Wireless customer care: customer acquisitions, device support, loyalty plans & collections Retail: supply chain efficiency, inventory management, data collection Healthcare Payer & Insurance Claim processing, billing, payment, reconciliation Customer care, web-based self service Cost recovery, audit, cost avoidance Healthcare Provider Consulting solutions Revenue cycle management Analytical care management & workflow solutions Travel, Transportation & Logistics Travel: back office processing, customer care, on-line check-in support Transportation & Logistics: administration, customer care, marketing, consulting, advertising Mortgage & Financial Services Mortgage: imaging, processing, administration Financial: credit card applications & customer care, lease administration Government Solutions (~40% Revenue) Government Solutions 28%  State & Local Child support payment processing services IT services Eligibility determination & case management Electronic benefit transfer services Government records management services Unclaimed property services  Public safety and justice systems Tax and revenue systems Government Healthcare Medicaid administrative & fiscal agent solutions Pharmacy benefits management services Children’s health administration Electronic health records Federal Solutions Student loan servicing Healthcare claims processing Electronic payment cards Administrative services Customer care Transportation Solutions 12% Transportation Solutions Electronic toll collection Fare payment & collection Commercial carrier solutions Port management solutions Automated motor carrier tax & regulatory processing Public safety photo enforcement Traffic & parking management DMV customer care % Total 2009 Revenues by reportable segment

A Powerful Combination

	Xerox	ACS	Combined
Market	$132B Document Technology Market • Leader: Hardware Revenue and MPS	$150B BPO Market and $250B ITO Market • BPO Leader, ITO significant competence	$500B+ Addressable Market • Leader in key segments • Enhanced capabilities
Go To Market	50% of Revenues generated from customers outside U.S. Xerox brand in top percentile globally Over 7,500 direct sales professionals	8% of Revenues from international clients 43% of employees internationally based	Significant global presence • Respected brand, sales coverage and expert delivery
Technology Innovation	Significant R&D resources, $1.5B combined with Fuji Xerox and technology innovation heritage	Significant acquired proprietary technology	Leverage Xerox IP to enable BPO efficiencies and create new value
Business Model	$16B LTM Revenue $3.2B Services Revenue: majority MPS 70%+ Recurring Revenue Solid expense reduction Strong and consistent free cash flow	$6.5B Services Revenue Recurring Revenue: resilient to economy Solid top-line growth: 17% CAGR from '98 10%+ Operating Margin Consistent cash flow	$10B Services Revenue: >50% BPO Stable recurring revenue Accelerated growth opportunities Improved operating margin Strong annuity-driven cash flow Significant incremental opportunity
Acquisitions	Disciplined approach centered on low integration risk Focused on distribution and BPO verticals	Core competency: 90-plus since 1988 Disciplined: 10%+ Operating Margin Services expansion by verticals	Continued disciplined approach Expanding BPO capabilities and distribution

15

xerox

Non-GAAP Measures  xerox

Non-GAAP Financial Measures “Adjusted EPS": To better understand the trends in our business and the impact of this transaction post-acquisition, we believe it will be necessary to adjust diluted earnings per share to exclude the effects of the following items: (1) the amortization of purchased intangible assets; (2) restructuring and asset impairment charges; and (3) acquisition related costs. Management believes that excluding the effects of these items will enable investors to better understand and analyze the impact of this transaction as well as results for a particular period as compared to prior periods. Management also expects to use this non-GAAP financial measure in its own evaluation of Xerox's performance, particularly when comparing performance to prior periods. “Free Cash Flow” “Adjusted Free Cash Flow": To better understand the trends in our business, we believe that it is helpful to adjust cash flows from operations to exclude amounts for capital expenditures including internal use software and certain additions to intangible assets. Management believes this measure provides investors an additional perspective on cash flows from operations in excess of amounts required for reinvestments. Free Cash Flow provides a measure of our ability to fund acquisitions, repay debt, pay dividends and repurchase shares. Additionally, we believe that it is helpful to adjust Free Cash Flow to exclude the net payments made for the securities-related litigation matter. Management believes that excluding the effects of these payments helps investors better understand and analyze the current periods’ results given the nature and size of the payments and their relation to prior period events. A reconciliation of these non-GAAP financial measures and the most directly comparable measures calculated and presented in accordance with GAAP are set forth on slides 18, 19 and 20. “Adjusted Operating Margin”: To better understand the trends in Xerox’s business, we believe that it is helpful to adjust Operating Margins to exclude restructuring and asset impairment charges, other expenses and a 2008 equipment write off. For ACS, we excluded the 2006 gain recognized on the sale of a business and the 2007 software impairment charge. Management believes that excluding the effects of these items helps investors better understand and analyze the results and provides a better measure of comparability given the discrete nature of these items to their respective periods. A reconciliation of these non-GAAP financial measures and the most directly comparable measures calculated and presented in accordance with GAAP are set forth on slides 21 and 22. Management believes that these non-GAAP financial measures provide an additional means of analyzing the current periods’ results against the corresponding prior periods’ results. However, these non-GAAP financial measures should be viewed in addition to, and not as a substitute for, Xerox’s reported results prepared in accordance with GAAP.

Pro Forma Adjusted Free Cash Flow Reconciliation Year Ended June 30, 2009 Free Cash Flow and Adjusted Free Cash Flow Xerox ACS Pro-Form a Combined (in millions) Operating Cash Flow $1,076 $877 $1,953 Capital expenditures (155) (320) (475) Internal use software (125) - (125) Additions to other intangible assets - (43) (43) Free Cash Flow $796 $514 $1,310 Payments for securities litigation, net 643 - 6 43 Adjusted Free Cash Flow $ 1,439 $ 514 $ 1,953 xerox

Xerox Adjusted Free Cash Flow Reconciliation Year Ended December 31, Xerox Adjusted Free Cash Flow 2005 2006 2007 2008 (in millions) Operating Cash Flow - As Reported $1,420 $1,617 $1 ,871 $939 Payments for securities litigation, net - - - 615 Operating Cash Flow - As Adjusted 1,420 1,617 1,871 1,554 Capital expenditures (181) (215) (236) (206) Internal use software (56) (79) (123) (129) Adjusted Free Cash Flow $1,183 $1,323 $1,512 $1 ,219 Total Revenues $15,701 $15,895 $17,228 $17,608 Operating Cash Flow % of Revenue 9.0% 10.2% 10.9% 5.3% Adjusted Free Cash Flow % of Revenue 7.5% 8.3% 8.8% 6.9%

ACS Adjusted Free Cash Flow Reconciliation Year Ended June 30, ACS Free Cash Flow 2006 2007 2008 2009 (in millions) Operating Cash Flow $639 $738 $827 $877 Capital expenditures (395) (317) (268) (320) Additions to other intangible assets (36) (43) (41) (43) Free Cash Flow $208 $378 $518 $514 Total Revenues $5,354 $5,772 $6,161 $6,523 Operating Cash Flow % of Revenue 11.9% 12.8% 13.4% 13.4% Free Cash Flow % of Revenue 3.9% 6.6% 8.4% 7.9% xerox

Xerox Adjusted Operating Margin Reconciliation Year Ended December 31, Year Ended June 30, 2009 Xerox Adjusted Operating Margin 2005 2006 2007 2008 (in millions) Income before Income Taxes and Equity Income (Pre-Tax Income) $830 $808 $1,438 $(114) $416 Restructuring and asset impairment charges 366 385 (6) 429 360 Other expenses, net 224 336 295 1,122 371 Equipment write-off - - - 39 39 Pre-Tax Income - As Adjusted $1,420 $1,529 $1,727 $1,476 $1,186 Total Revenues $15,701 $15,895 $17,228 $17,608 $16,025 Pre-Tax Income Margin - As Reported 5.3% 5.1% 8.3% (0.6% ) 2.6% Pre-Tax Income Margin - As Adjusted 9.0% 9.6% 10.0% 8.4% 7.4%

ACS Adjusted Operating Margin Reconciliation Year Ended June 30, ACS Adjusted Operating Margin 2006 2007 (in millions) Operating Income - As Reported $ 617 $ 537 Gain on sale of business (33) - Software impairment charge - 7 6 Operating Income - As Adjusted $584 $613 Total Revenues $ 5,354 $ 5,772 Operating Margin - As Reported 11.5% 9.3% Operating Margin - As Adjusted 10.9% 10.6% xerox

Rule 425 Statement The proposed merger transaction involving Xerox and ACS will be submitted to the respective stockholders of Xerox and ACS for their consideration. In connection with the proposed merger, Xerox will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Xerox and ACS that also constitutes a prospectus of Xerox. Each of Xerox and ACS will mail the joint proxy statement/prospectus to its stockholders. Xerox and ACS urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Xerox’s website, www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”. Xerox, ACS and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Xerox and ACS in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Xerox and ACS in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about the Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009. You can find information about ACS’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009. You can obtain free copies of these documents from Xerox and ACS websites using the contact information above. xerox xerox